EXHIBIT 99.1

Yamana Gold Announces Early Results of Cash Tender Offers for Certain of Its Outstanding Public Notes

TORONTO, July 19, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced the early results of its previously announced cash tender offer for its 4.95% Senior Notes due 2024 and 4.625% Senior Notes due 2027 (collectively, the “Public Notes”).  According to information received from D.F. King & Co., Inc., the Information Agent for the tender offer, as of 5:00 p.m., New York City time, on July 18, 2019, the following Public Notes have been tendered to the tender offer:

Title of Notes	CUSIP Number	Principal Amount Tendered	Acceptance Priority Level
4.95% Senior Notes due 2024	98462YAB6 98462YAA8 C98883AA6	347,891,000	2

4.625% Senior Notes due 2027	98462YAD2	114,529,000	3
		462,420,000

The tender offer is made pursuant to Yamana’s Offer to Purchase, dated July 5, 2019 (the “Offer to Purchase”), in which Yamana has also offered to purchase several series of its other Senior Notes, which are referred to in the Offer to Purchase as the Private Notes. As set out in the Offer to Purchase, if $415,000,000 aggregate principal amount or more of the Private Notes are tendered in the tender offer, Yamana will not accept any tenders of Public Notes for purchase. In addition, the principal amount of each series of Public Notes that is purchased in the tender offer will be determined in accordance with the acceptance priority level (in numerical priority order) specified above.

The $462,420,000 of Public Notes tendered under this Offer to Purchase is well in excess of the $415,000,000 available to the Public Note Holders. This well positions the Company toward achieving its goal of meaningfully retiring outstanding debt and thereby significantly improving its financial position in order to pursue organic growth and value creating opportunities.

For all details regarding the tender offer for the Public Notes and the Private Notes, investors should refer to the Offer to Purchase. Requests for documents and questions regarding the tendering of Public Notes may be directed to D.F. King & Co., Inc. either by email at yamana@dfking.com, or by phone (212) 269-5550 (for banks and brokers only) or (866) 521-4487 (for all others toll free). Questions regarding the tendering of Private Notes may be directed to AST Trust Company (Canada) by phone (416) 682-3860 or 1-800-387-0825 (toll free). Yamana expressly reserves the right, in its sole discretion, subject to applicable law, to terminate or amend the tender offer for the Public Notes.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal made available to Holders of the Notes. Neither Yamana or any other person or entity referred to herein or in the Offer to Purchase is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Public Notes or Private Notes. Holders are urged to evaluate carefully all information in the Offer to Purchase and the related Letter of Transmittal, consult their own investment and tax advisers and make their own decisions whether to tender Public Notes or Private Notes, and, if so, the principal amount thereof.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward‐looking statements” and “forward‐looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward‐looking information includes, but is not limited to information with respect to the consummation of the Tender Offers, the reduction of the Company’s outstanding debt, the Company's strategy, plans or future financial or operating performance. Forward‐looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur.  Forward‐looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the Company's expectations in connection with plans to continue to build on the Company’s existing base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas; the Company’s expectations in connection with the Tender Offers and its related reduction of its outstanding debt; as well as those risk factors discussed or referred  to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40‐F filed with the United States Securities and Exchange Commission. Although the Company has attempted  to identify important factors  that could cause actual actions, events or  results  to differ materially from those described in forward‐looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward‐looking statements. The forward‐looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Tender Offers and may not be appropriate for other purposes.